Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2021, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2021 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2020 Annual MD&A; our 2020 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2020 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 20, 2021 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2021, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2020 or as at December 31, 2020, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	First Quarter 2021

Where to find it

2	Operating Environment and Strategic Highlights	23	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	24	Regulatory Developments
5	Shaw Transaction	24	Updates to Risks and Uncertainties
6	Summary of Consolidated Financial Results	27	Critical Accounting Policies and Estimates
7	Results of our Reportable Segments	28	Key Performance Indicators
12	Review of Consolidated Performance	29	Non-GAAP Measures and Related Performance
14	Managing our Liquidity and Financial Resources		Measures
18	Overview of Financial Position	32	Other Information
19	Financial Condition	34	About Forward-Looking Information
21	Financial Risk Management

Operating Environment and Strategic Highlights

COVID-19 continues to significantly impact Canadians and economies around the world as a third wave affects Canada and other locations globally. In the first quarter of 2021, as public health restrictions that were implemented in late 2020 were temporarily lifted to certain extents across the country, we maintained our focus on keeping our employees safe and our customers connected. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do
•Improved postpaid churn by 5 points to 0.88%.
•Launched Advantage Mobility™ and Advantage Security™, business-grade solutions offered by Rogers for Business™ to support small- and medium-sized Canadian enterprises with reliable connectivity and network security.
•Continued to accelerate our digital-first plan to make it easier for customers, with virtual assistant conversations up by 89% since last year.

Invest in our networks and technology to deliver leading performance, reliability, and coverage
•Announced an agreement, the largest of its kind in Canada, with Federal, Ontario, and local Eastern Ontario governments to bring more choice and increase 5G wireless coverage in Eastern Ontario, investing over $300 million to upgrade or build more than 600 wireless towers by the end of 2025.
•Expanded Canada's largest and most reliable 5G network to serve 10 more cities, now in 173 markets across Canada, and announced a smart city initiative with Communitech to develop 5G transportation solutions of the future.
•Ranked Canada's most reliable 5G network by umlaut, receiving top results for the strongest 5G network and highest reliability on 5G-capable devices for the fourth quarter of 2020.
•Announced we will bring 5G connectivity, using an innovative solution, to 480 homes in Holland Marsh, Ontario, in partnership with the Centre of Excellence in Next Generation Networks (CENGN) and the Government of Ontario, to support advances in agriculture technology.
•Announced the upcoming expansion of our wireless network in British Columbia, including 5G, to provide reliable connectivity along Highway 14 and Highway 16 (the Highway of Tears). New wireless towers along Highway 16 will provide reliable connectivity to those who live, work, and travel along this critical route; our network will provide continuous coverage along all 720 km of this northern highway.
•Ranked as Canada's most consistent national wireless network and broadband provider for the third consecutive quarter by Ookla, the global leader in fixed broadband and mobile network testing applications. Our broadband network also received a top speed score in Ontario and New Brunswick and we were ranked first for achieving the highest time spent on 5G.
•Partnered with Métis Nation British Columbia to provide wireless connectivity, services, and dedicated support to over 340 Métis businesses and communities in British Columbia.

Rogers Communications Inc.	2	First Quarter 2021

Drive growth in each of our lines of business
•Offering exclusive English Canada access to more than 300 NHL® broadcasts in a condensed 17-week schedule across Sportsnet's TV and streaming platforms this season, with 140 all-Canadian matchups available across the Sportsnet Radio Network™. At the midway point of the season, audiences for Wednesday Night Hockey are up 56% year over year, while Saturday's Hockey Night in Canada™ early game is up 6% and the late game is up 27%.
•Became the first to offer a "Wireless Private Network" managed solution nationally in Canada, through Rogers for Business, to enable large enterprises to deploy their own wireless network to protect sensitive data, securely connect devices, and prioritize network traffic.
•Expanded our Fido Payment Program so mobile customers can get accessories for $0 down, 0% interest, and no taxes upfront.

Drive best-in-class financial outcomes for our shareholders
•Attracted 44,000 net Wireless postpaid subscribers and 14,000 net Internet subscribers.
•Grew adjusted EBITDA by 4% and expanded adjusted EBITDA margin by 80 basis points.
•Generated free cash flow of $394 million and cash flow from operating activities of $679 million.
•Paid $252 million in dividends to our shareholders and declared a quarterly dividend of $0.50 per share on April 20, 2021.

Develop our people, drive engagement, and build a high-performing and inclusive culture
•Named one of Canada's Top Employers for Young People for 2021, by Mediacorp Canada Inc., for the eleventh year in a row for Rogers' long history of investing in the next generation and commitment to building the leaders of tomorrow.
•Selected as one of Canada's Best Diversity Employers for 2021, by Mediacorp Canada Inc., for the ninth year in a row based on the steps taken to build a more inclusive culture for team members.
•Continued driving progress on our Inclusion & Diversity strategy through open dialogue on racism at two events hosted by our Black Leadership Council, Rogers Mosaic, and Rogers Women of Colour, as well as celebrating Lunar New Year, Black History Month, and International Women's Day with events and content across our platforms.

Be a strong, socially and environmentally responsible leader in our communities
•Helped bridge the digital divide by expanding Connected for Success™, a low-cost and reliable high-speed Internet program, to those receiving government income support or disability benefits and to seniors receiving the Guaranteed Income Supplement in service areas in Ontario, New Brunswick, and Newfoundland.
•Provided 42 Ted Rogers Community Grants to organizations across Canada that help youth achieve their highest potential through programs in STEM, entrepreneurship, innovation, mentorship, and community leadership.
•Announced the five organizations (Big Brothers Big Sisters, Blacbiblio.com, Canadian Women & Sport, Friends of Ruby, and Spirit North) that will receive free advertising and creative services this year as part of Rogers Sports & Media's All IN™ inclusion & diversity program.
•Launched a $60,000 scholarship program through OMNI Television™ for post-secondary students across Canada pursuing careers in ethnic and third-language journalism.
•Launched Off-Mute, offering virtual performances and discussions with artists, using Fido™ platforms to amplify the voices of Canadian musical talent representing the BIPOC and LGBTQ2S+ communities.
•Deepening our commitment to global environmental, social, and governance (ESG) reporting to support our people, our communities, and the planet by expanding disclosure beyond the Global Reporting Initiative (GRI) to include the Sustainable Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD), and the United National Sustainable Development Goals (UN SDGs), which will be reflected in our 2020 ESG Report, to be published later this year.

Rogers Communications Inc.	3	First Quarter 2021

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Revenue
Total revenue increased by 2% this quarter, largely driven by a 5% increase in Cable service revenue.

Wireless service revenue decreased by 6% this quarter, mainly as a result of lower roaming revenue due to continued global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue increased as a result of higher gross additions and higher device upgrades by existing subscribers and the shift in product mix towards higher-value devices.

Cable revenue increased by 5% this quarter as a result of disciplined promotional activity, service pricing changes, and increases in our Internet and Ignite TV subscriber bases.

Media revenue increased by 7% this quarter, primarily as a result of higher sports and Today's Shopping Choice™ revenue, partially offset by softness in the radio advertising market due to COVID-19.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 4% this quarter and our adjusted EBITDA margin increased by 80 basis points.

Wireless adjusted EBITDA decreased by 1%, primarily as a result of the flow-through impact of the aforementioned decrease in service revenue, partially offset by the shift to device financing, which has improved our Wireless equipment margin, and various cost efficiencies. This gave rise to an adjusted EBITDA service margin of 63.0%, an improvement of 310 basis points from last year.

Cable adjusted EBITDA increased by 8% this quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to a margin of 47.7% this quarter, up 110 basis points from last year.

Given the seasonal nature of our Media business, Media adjusted EBITDA is negative, but improved by $26 million this quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 3% and 7%, respectively, primarily as a result of higher adjusted EBITDA, partially offset by higher income tax expense.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $679 million, down 29%, and free cash flow of $394 million, down 15%, as a result of increases in cash income taxes.

As at March 31, 2021, we had $4.0 billion of available liquidity, including $0.8 billion in cash and cash equivalents and a combined $3.2 billion available under our bank credit facility and receivables securitization program, and investment-grade credit ratings.

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 20, 2021.

Rogers Communications Inc.	4	First Quarter 2021

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Rogers Class B Non-Voting Shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). A special committee of independent directors of Shaw has unanimously recommended the Transaction, and Shaw's Board of Directors has unanimously (with Bradley Shaw abstaining) approved the Transaction and unanimously recommends that Shaw shareholders (other than the Shaw Family Shareholders) vote to approve the Transaction. The Transaction requires the approval of Shaw's shareholders at a special shareholders meeting to be held on May 20, 2021 (Shaw Special Meeting). The Transaction is also subject to certain closing conditions, including court approval and the receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

The combined entity will have the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. As part of the Transaction, the combined company will invest $2.5 billion to build 5G networks across Western Canada over the next five years and Rogers will commit to establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and indigenous communities across Western Canada to high-speed Internet and closing critical connectivity gaps faster for underserved areas.

In connection with the Transaction, we have entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. See "Managing Our Liquidity and Financial Resources" for more information on the committed facility.

The Transaction is subject to a number of additional risks. For more information, see "Updates to Risks and Uncertainties - Shaw Transaction".

Rogers Communications Inc.	5	First Quarter 2021

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg

Revenue
Wireless	2,074	2,077	—
Cable	1,020	973	5
Media	440	412	7
Corporate items and intercompany eliminations	(46)	(46)	—
Revenue	3,488	3,416	2
Total service revenue [1]	3,021	3,049	(1)

Adjusted EBITDA [2]
Wireless	1,013	1,026	(1)
Cable	487	453	8
Media	(59)	(85)	(31)
Corporate items and intercompany eliminations	(50)	(59)	(15)
Adjusted EBITDA [2]	1,391	1,335	4
Adjusted EBITDA margin [2]	39.9%	39.1%	0.8	pts

Net income	361	352	3
Basic earnings per share	$0.71	$0.70	1
Diluted earnings per share	$0.70	$0.68	3

Adjusted net income [2]	394	367	7
Adjusted basic earnings per share [2]	$0.78	$0.73	7
Adjusted diluted earnings per share [2]	$0.77	$0.71	8

Capital expenditures	484	593	(18)
Cash provided by operating activities	679	959	(29)
Free cash flow [2]	394	462	(15)
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	6	First Quarter 2021

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020	% Chg

Revenue
Service revenue	1,609	1,712	(6)
Equipment revenue	465	365	27
Revenue	2,074	2,077	—

Operating expenses
Cost of equipment	466	374	25
Other operating expenses	595	677	(12)
Operating expenses	1,061	1,051	1

Adjusted EBITDA	1,013	1,026	(1)

Adjusted EBITDA service margin [1]	63.0%	59.9%	3.1	pts
Adjusted EBITDA margin [2]	48.8%	49.4%	(0.6	pts)
Capital expenditures	225	281	(20)
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2021	2020	Chg

Postpaid
Gross additions	301	257	44
Net additions (losses)	44	(6)	50
Total postpaid subscribers [2]	9,727	9,432	295
Churn (monthly)	0.88%	0.93%	(0.05	pts)
Prepaid
Gross additions	106	141	(35)
Net losses	(56)	(66)	10
Total prepaid subscribers [2]	1,204	1,336	(132)
Churn (monthly)	4.36%	4.98%	(0.62	pts)
Blended ABPU (monthly)	$62.13	$65.14	($3.01)
Blended ARPU (monthly)	$49.09	$52.85	($3.76)
1Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 6% decrease in service revenue and the 7% decrease in blended ARPU this quarter were a result of:
•lower roaming revenue, due to continued global travel restrictions during COVID-19; and
•a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower wireless data usage as customers spent more time at home on WiFi during COVID-19.

The 5% decrease in blended ABPU this quarter was primarily a result of the declines in roaming and overage revenue, partially offset by an ongoing shift as subscribers finance new, higher-value device purchases.

The increase in postpaid gross additions, the higher postpaid net additions, and the improved postpaid churn this quarter were all a result of strong execution and an increase in market activity by Canadians.

Rogers Communications Inc.	7	First Quarter 2021

Equipment revenue
The 27% increase in equipment revenue this quarter was a result of:
•higher gross additions and device upgrades by existing customers; and
•the shift in product mix towards higher-value devices.

Operating expenses
Cost of equipment
The 25% increase in the cost of equipment this quarter was a result of the same factors discussed in equipment revenue above. The shift to customers financing their device purchases is reflected in the improvements in our equipment margin.

Other operating expenses
The 12% decrease in other operating expenses this quarter was primarily a result of:
•lower roaming costs due to COVID-19 travel restrictions; and
•various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 1% decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2021

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020	% Chg

Revenue
Service revenue	1,018	971	5
Equipment revenue	2	2	—
Revenue	1,020	973	5

Operating expenses	533	520	3

Adjusted EBITDA	487	453	8

Adjusted EBITDA margin	47.7%	46.6%	1.1	pts
Capital expenditures	212	251	(16)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2021	2020	Chg

Internet
Net additions	14	17	(3)
Total Internet subscribers [2]	2,612	2,551	61
Ignite TV
Net additions	58	91	(33)
Total Ignite TV subscribers [2]	602	417	185

Homes passed [2]	4,599	4,500	99
Customer relationships
Net additions	6	2	4
Total customer relationships [2]	2,536	2,512	24
ARPA (monthly)	$133.95	$128.91	$5.04

Penetration [2]	55.1%	55.8%	(0.7	pts)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2As at end of period.

Service revenue
The 5% increase in service revenue this quarter was a result of:
•a 4% increase in ARPA as a result of disciplined promotional activity and Internet and legacy television service pricing changes in late 2020; and
•the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV™ subscriber bases; partially offset by
•declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we have achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap include adding more apps and content to Ignite TV and launching more new products to help keep our customers connected.

Operating expenses
The 2% increase in operating expenses this quarter was a result of higher costs related to the increased revenue, partially offset by various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 8% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2021

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020	% Chg

Revenue	440	412	7
Operating expenses	499	497	—

Adjusted EBITDA	(59)	(85)	(31)

Adjusted EBITDA margin	(13.4)%	(20.6)%	7.2	pts
Capital expenditures	18	12	50

Revenue
The 7% increase in revenue this quarter was a result of:
•higher sports-related revenue; and
•higher Today's Shopping Choice revenue; partially offset by
•lower radio-related advertising revenue as a result of softness in the market due to COVID-19.

Operating expenses
The stable operating expenses this quarter were a result of:
•higher programming costs; and
•higher cost of sales at Today's Shopping Choice in line with higher revenue as discussed above; offset by
•lower production and other general operating costs as a result of cost efficiencies.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	First Quarter 2021

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2021	2020	% Chg

Wireless	225	281	(20)
Cable	212	251	(16)
Media	18	12	50
Corporate	29	49	(41)

Capital expenditures [1]	484	593	(18)

Capital intensity [2]	13.9%	17.4%	(3.5	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    As defined. See "Key Performance Indicators".

Consolidated capital expenditures have declined by 18% this quarter. Most of this decline has been a result of lower costs given the introduction of self-install in our Cable business, the delay of certain projects as a result of COVID-19, and overall cost efficiencies as evidenced by our improving capital intensity ratios. Despite the overall decline, we continue to prioritize capital spending to support our long-term strategy, including expansion of our 5G network and our Connected Home roadmap.

Wireless
Capital expenditures in Wireless this quarter, while lower than in 2020, reflect continued investments in our networks. We continued to work on our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in 173 cities and towns and we continued rolling out our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

Cable
The decrease in capital expenditures in Cable this quarter was a result of the realization of self-install and other capital efficiencies and improved capital intensity as we prioritized network infrastructure projects, including additional fibre deployments to increase our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher broadcast infrastructure expenditures and higher stadium and facility investments at the Toronto Blue Jays™.

Corporate
The decrease in corporate capital expenditures this quarter was a result of lower investments in our real estate facilities.

Capital intensity
Capital intensity decreased this quarter as a result of lower capital expenditures and higher revenue, as discussed above.

Rogers Communications Inc.	11	First Quarter 2021

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2021	2020	% Chg

Adjusted EBITDA [1]	1,391	1,335	4
Deduct (add):
Depreciation and amortization	638	639	—
Restructuring, acquisition and other	45	21	114
Finance costs	218	220	(1)
Other expense (income)	1	(14)	n/m
Income tax expense	128	117	9

Net income	361	352	3
n/m - not meaningful
1    Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2021	2020	% Chg

Depreciation of property, plant and equipment	577	588	(2)
Depreciation of right-of-use assets	58	48	21
Amortization	3	3	—

Total depreciation and amortization	638	639	—

Restructuring, acquisition and other
During the three months ended March 31, 2021, we incurred $45 million (2020 - $21 million) in restructuring, acquisition and other expenses. In 2021 and 2020, these costs mainly consisted of severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended March 31
(In millions of dollars)	2021	2020	% Chg

Interest on borrowings [1]	192	192	—
Interest on lease liabilities	18	17	6
Interest on post-employment benefits liability	4	3	33
(Gain) loss on foreign exchange	(3)	132	n/m
Change in fair value of derivative instruments	5	(126)	n/m
Capitalized interest	(4)	(5)	(20)
Other	6	7	(14)

Total finance costs	218	220	(1)
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Rogers Communications Inc.	12	First Quarter 2021

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2021	2020

Statutory income tax rate	26.5%	26.6%
Income before income tax expense	489	469
Computed income tax expense	130	125
Increase (decrease) in income tax expense resulting from:
Non-taxable stock-based compensation	(1)	(2)
Non-deductible (taxable) portion of equity losses (income)	3	(1)
Other items	(4)	(5)

Total income tax expense	128	117

Effective income tax rate	26.2%	24.9%
Cash income taxes paid	325	93

Cash income taxes of $325 million (2019 - $93 million) increased this quarter primarily due to a final 2020 tax installment arising from our transition to a device financing business model, which results in earlier recognition of equipment revenue for income tax purposes.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2021	2020	% Chg

Net income	361	352	3
Basic earnings per share	$0.71	$0.70	1
Diluted earnings per share	$0.70	$0.68	3

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2021	2020	% Chg

Adjusted EBITDA [1]	1,391	1,335	4
Deduct:
Depreciation and amortization	638	639	—
Finance costs	218	220	(1)
Other expense (income)	1	(14)	n/m
Income tax expense [2]	140	123	14

Adjusted net income [1]	394	367	7

Adjusted basic earnings per share [1]	$0.78	$0.73	7
Adjusted diluted earnings per share [1]	$0.77	$0.71	8
1    Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.
2    Income tax expense excludes a recovery of $12 million (2020 - recovery of $6 million) for the three months ended March 31, 2021 related to the income tax impact for adjusted items.

Rogers Communications Inc.	13	First Quarter 2021

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2021	2020
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,407	1,384
Change in net operating assets and liabilities	(187)	(132)
Income taxes paid	(325)	(93)
Interest paid	(216)	(200)

Cash provided by operating activities	679	959

Investing activities:
Capital expenditures	(484)	(593)
Additions to program rights	(12)	(15)
Changes in non-cash working capital related to capital expenditures and intangible assets	(116)	(129)
Other	(6)	(19)

Cash used in investing activities	(618)	(756)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	22	(1,417)
Net (repayment) issuance of long-term debt	(1,450)	2,885
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(2)	90
Transaction costs incurred	—	(16)
Principal payments of lease liabilities	(62)	(50)
Dividends paid	(252)	(253)

Cash (used in) provided by financing activities	(1,744)	1,239

Change in cash and cash equivalents	(1,683)	1,442
Cash and cash equivalents, beginning of period	2,484	494

Cash and cash equivalents, end of period	801	1,936

Operating activities
The 29% decrease in cash provided by operating activities this quarter was primarily a result of higher income taxes paid and an increase in net operating assets.

Investing activities
Capital expenditures
During the quarter, we incurred $484 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we paid net amounts of $1,430 million (2020 - received $1,542 million), on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	14	First Quarter 2021

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at March 31, 2021 and December 31, 2020.

	As at March 31	As at December 31
(In millions of dollars)	2021	2020

Receivables securitization program	800	650
US commercial paper program (net of the discount on issuance)	438	571

Total short-term borrowings	1,238	1,221

The tables below summarize the activity relating to our short-term borrowings for the three months ended March 31, 2021 and 2020.

		Three months ended March 31, 2021			Three months ended March 31, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	520	1.265	658	2,678	1.328	3,556
Repayment of US commercial paper	(620)	1.268	(786)	(3,685)	1.350	(4,973)
Net repayment of US commercial paper			(128)			(1,417)

Proceeds received from receivables securitization			150			—
Net proceeds received from receivables securitization			150			—

Net proceeds received from (repayments of) short-term borrowings			22			(1,417)

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

This quarter, in connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. The commitment remains subject to the satisfaction of conditions to effectiveness and drawing, including, without limitation, the completion of credit documentation in respect of such commitment and the completion of the Transaction. The commitment is only available to be drawn to fund part of the acquisition cost of the Transaction and to pay fees and expenses related to the Transaction. If drawn, any drawings must be repaid within 364 days. If undrawn, the facility terminates on the closing date of the acquisition. As at March 31, 2021, we had not drawn against the facility.

Rogers Communications Inc.	15	First Quarter 2021

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2021 and 2020.

		Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385

Net borrowings under credit facilities			—			1,385

Senior notes issuances (Cdn$)			—			1,500
Senior note repayments (Cdn$)			(1,450)			—

Net (repayment) issuance of senior notes			(1,450)			1,500

Net (repayment) issuance of long-term debt			(1,450)			2,885

	Three months ended March 31
(In millions of dollars)	2021	2020

Long-term debt net of transaction costs, beginning of period	18,201	15,967
Net (repayment) issuance of long-term debt	(1,450)	2,885
(Gain) loss on foreign exchange	(142)	986
Deferred transaction costs incurred	—	(16)
Amortization of deferred transaction costs	4	3

Long-term debt net of transaction costs, end of period	16,613	19,825

Issuance of senior notes and related debt derivatives
We did not issue any senior notes or related debt derivatives this quarter.

During the three months ended March 31, 2020, we issued $1.5 billion 3.65% senior notes due 2027; there were no debt derivatives associated with this issuance.

Repayment of senior notes and related derivative settlements
This quarter, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

We did not repay any senior notes or settle any related debt derivatives during the three months ended March 31, 2020.

Repurchase of Class B Non-Voting Shares
We did not repurchase any RCI Class B Non-Voting common shares (Class B Non-Voting Shares) during the three months ended March 31, 2021 or 2020.

Rogers Communications Inc.	16	First Quarter 2021

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2021 and 2020. On April 20, 2021, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 2, 2021 to shareholders of record on June 10, 2021.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252

January 21, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

Free cash flow

	Three months ended March 31
(In millions of dollars)	2021	2020	% Chg

Adjusted EBITDA [1]	1,391	1,335	4
Deduct:
Capital expenditures [2]	484	593	(18)
Interest on borrowings, net of capitalized interest	188	187	1
Cash income taxes [3]	325	93	n/m

Free cash flow [1]	394	462	(15)
1    Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
3    Cash income taxes are net of refunds received.

Free cash flow decreased this quarter primarily as a result of higher cash income taxes, partially offset by higher adjusted EBITDA and lower capital expenditures.

Rogers Communications Inc.	17	First Quarter 2021

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2021	2020	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	801	2,484	(1,683)	(68)	See "Managing our Liquidity and Financial Resources".
Accounts receivable	2,941	2,856	85	3	Primarily reflects the increase in financing receivables and business seasonality.
Inventories	465	479	(14)	(3)	n/m
Current portion of contract assets	363	533	(170)	(32)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets	691	516	175	34	Primarily reflects an increase in prepaid expenses related to our annual Wireless spectrum licence fees and our sports programming rights fees.
Current portion of derivative instruments	108	61	47	77	Primarily reflects changes in the market value of our interest rate derivatives as a result of changes in the interest rate environment.
Total current assets	5,369	6,929	(1,560)	(23)

Property, plant and equipment	13,978	14,018	(40)	—	n/m
Intangible assets	8,931	8,926	5	—	n/m
Investments	2,827	2,536	291	11	Primarily reflects fair value increases for certain publicly traded investments.
Derivative instruments	1,315	1,378	(63)	(5)	Primarily reflects changes in the market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Financing receivables	744	748	(4)	(1)	n/m
Other long-term assets	297	346	(49)	(14)	Reflects a reclassification of certain long-term receivables to current.
Goodwill	3,991	3,973	18	—	n/m

Total assets	37,452	38,854	(1,402)	(4)

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,238	1,221	17	1	n/m
Accounts payable and accrued liabilities	2,461	2,714	(253)	(9)	Primarily reflects business seasonality.
Income tax payable	281	344	(63)	(18)	Reflects a decrease in taxes owed as a result of the final 2020 installment payment, partially offset by current tax expense.
Other current liabilities	306	243	63	26	Primarily reflects changes in the market value of certain debt derivatives as a result of changes in the interest rate environment.
Contract liabilities	354	336	18	5	n/m
Current portion of long-term debt	943	1,450	(507)	(35)	Reflects the repayment of $1,450 million senior notes due March 2021, partially offset by the reclassification to current of our US$750 million senior notes due March 2022.
Current portion of lease liabilities	293	278	15	5	n/m
Total current liabilities	5,876	6,586	(710)	(11)

Provisions	43	42	1	2	n/m
Long-term debt	15,670	16,751	(1,081)	(6)	Primarily reflects the reclassification of our US$750 million senior notes to current and the appreciation of the Cdn$ relative to the US$.
Lease liabilities	1,593	1,557	36	2	Reflects liabilities related to new leases.
Other long-term liabilities	1,078	1,149	(71)	(6)	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment and the appreciation of the Cdn$ relatives to the US$.
Deferred tax liabilities	3,121	3,196	(75)	(2)	Primarily reflects a decrease in temporary differences between the accounting and tax bases for certain assets and liabilities.
Total liabilities	27,381	29,281	(1,900)	(6)

Shareholders' equity	10,071	9,573	498	5	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	37,452	38,854	(1,402)	(4)

Rogers Communications Inc.	18	First Quarter 2021

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2021 and December 31, 2020.

As at March 31, 2021	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	10	440	2,750
Outstanding letters of credit	85	—	85	—	—
Total bank credit facilities	3,285	—	95	440	2,750
Receivables securitization	1,200	800	—	—	400
Cash and cash equivalents	801	—	—	—	801

Total	5,286	800	95	440	3,951
1    The US CP program amounts are gross of the discount on issuance.

As at December 31, 2020	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	573	2,619
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	573	2,619
Receivables securitization	1,200	650	—	—	550
Cash and cash equivalents	2,484	—	—	—	2,484

Total	6,985	650	109	573	5,653
1    The US CP program amounts are gross of the discount on issuance.

In addition to the sources of available liquidity noted above, we held $1,840 million of marketable securities in publicly traded companies as at March 31, 2021 (December 31, 2020 - $1,535 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.02% as at March 31, 2021 (December 31, 2020 - 4.09%) and our weighted average term to maturity was 13.7 years (December 31, 2020 - 12.8 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at March 31, 2021.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
Senior unsecured debt	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
US commercial paper	A-2 Rating Watch Negative	P-2 under review	N/A [1]
1We have not sought a rating from Fitch for our short-term obligations.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, both Standard & Poor's (S&P) and Fitch have placed us on credit watch with negative implications. Moody's has placed our credit ratings on review for downgrade. We expect S&P, Moody's, and Fitch to complete their reviews upon closing of the Transaction. See "Shaw Transaction" and "Updates to Risks and Uncertainties - Shaw Transaction" for more information on our agreement with Shaw.

Rogers Communications Inc.	19	First Quarter 2021

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2021	2020

Long-term debt [1]	16,781	18,373
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,093)	(1,101)
Short-term borrowings	1,238	1,221
Lease liabilities	1,886	1,835
Cash and cash equivalents	(801)	(2,484)

Adjusted net debt [3]	18,011	17,844
Divided by: trailing 12-month adjusted EBITDA [3]	5,913	5,857

Debt leverage ratio [3]	3.0	3.0
1Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures and Related Performance Measures" for the calculation of this amount.
2For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
3Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Outstanding common shares

	As at March 31	As at December 31
	2021	2020

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,154,811
Class B Non-Voting Shares	393,770,507	393,770,507

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	5,624,244	4,726,634
Outstanding options exercisable	2,216,385	1,470,383
1Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	20	First Quarter 2021

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2020 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 92.9% of our outstanding debt, including short-term borrowings, as at March 31, 2021 (December 31, 2020 - 93.6%).

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three months ended March 31, 2021 and 2020.

		Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385

US commercial paper program
Debt derivatives entered	520	1.265	658	2,678	1.328	3,556
Debt derivatives settled	620	1.268	786	3,678	1.325	4,873
Net cash (paid) received			(2)			90

As at March 31, 2021, we had nil and US$349 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2020 - nil and US$448 million), respectively.

Senior notes
We did not enter or settle any debt derivatives related to senior notes issued during the three months ended March 31, 2021 or 2020.

Lease liabilities
Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities for the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	26	1.269	33	41	1.440	59
Debt derivatives settled	16	1.250	20	6	1.318	8

As at March 31, 2021, we had US$152 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2020 - US$142 million) with terms to maturity ranging from April 2021 to March 2024 (December 31, 2020 - January 2021 to December 2023), at an average rate of $1.335/US$ (December 31, 2020 - $1.352/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	21	First Quarter 2021

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

During the three months ended March 31, 2021, we entered into interest rate swap derivatives to hedge the interest rate risk on US$2 billion of debt instruments we expect to issue in the future.

See "Mark-to-market value" for more information about our interest rate derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered and settled during the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.250	150	342	1.339	458
Expenditure derivatives settled	225	1.360	306	225	1.298	292

As at March 31, 2021, we had US$1,485 million notional amount of expenditure derivatives outstanding (December 31, 2020 - US$1,590 million) with terms to maturity ranging from April 2021 to December 2022 (December 31, 2020 - January 2021 to December 2022), at an average rate of $1.332/US$ (December 31, 2020 - $1.342/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2021, we had equity derivatives outstanding for 5.0 million (December 31, 2020 - 4.6 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2020 - $51.82).

During the three months ended March 31, 2021, we entered into 0.4 million equity derivatives (2020 - 0.3 million) with a weighted average price of $60.98 (2020 - $56.08).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2022 (from April 2021).

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	22	First Quarter 2021

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,826	1.1363	6,620	1,338
As liabilities	3,375	1.3347	4,505	(305)
Short-term debt derivatives not accounted for as hedges:
As liabilities	349	1.2998	454	(15)
Net mark-to-market debt derivative asset				1,018
Interest rate derivatives accounted for as cash flow hedges:
As assets	2,000	—	—	58
Net mark-to-market interest rate derivative asset				58
Expenditure derivatives accounted for as cash flow hedges:
As assets	120	1.2508	150	1
As liabilities	1,365	1.3394	1,828	(110)
Net mark-to-market expenditure derivative liability				(109)
Equity derivatives not accounted for as hedges:
As assets	—	—	194	26
As liabilities	—	—	71	(1)
Net mark-to-market equity derivative asset				25

Net mark-to-market asset				992

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3358	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Equity derivatives not accounted for as hedges:
As assets	—	—	238	34

Net mark-to-market asset				1,011

Commitments and Contractual Obligations

See our 2020 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2020 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2020 Annual MD&A, since December 31, 2020.

Rogers Communications Inc.	23	First Quarter 2021

Regulatory Developments

See our 2020 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 4, 2021. The following is the significant regulatory development since that date.

CRTC review of mobile wireless services
On April 15, 2021 the Canadian Radio-television and Telecommunications Commission (CRTC) issued Telecom Regulatory Policy 2021-130, Review of mobile wireless services. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met as described briefly below.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval.

Finally, the CRTC mandated retail rate plans for low-cost and occasional use. The national carriers and SaskTel will be expected to offer and promote the new mandatory low-cost and occasional-use plans on their premium brands. These plans are to be offered by July 14, 2021.

Updates to Risks and Uncertainties

See our 2020 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 4, 2021, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Outbreak of COVID-19 and related pandemic
This quarter, we maintained our programs to help employees manage through the COVID-19 public health crisis and provide support and services to our customers and audiences. In early 2021, public health restrictions that were implemented in late 2020 were lifted to certain extents across the country. In March, several Canadian provinces declared a third wave of COVID-19 had commenced and provinces have adjusted restrictions. As vaccine availability increases in Canada, vaccine rollout has accelerated across the country.

Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, including the results of measures taken to slow the spread and the broader impact COVID-19 may have on the Canadian and global economies or financial markets, we are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, it has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay

Rogers Communications Inc.	24	First Quarter 2021

of the CRTC Order. The Cable Carriers also filed an appeal to Cabinet and a review and vary application back to the CRTC. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers' motion for an interlocutory Stay of the CRTC's Order pending the Court's determination of the Cable Carriers' motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carriers' appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order. On November 12, 2020, the Cable Carriers filed a motion for Leave to Appeal the Court's decision with the Supreme Court of Canada. On February 25, 2021 the Supreme Court of Canada dismissed the request for leave without reasons.

Due to the CRTC's issuance of the Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC's order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $225 million, representing the impact on a retroactive basis from March 31, 2016 to March 31, 2021. We estimate the ongoing impact would be between $10 and $15 million per quarter.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks not otherwise described in our 2020 Annual MD&A, many of which are outside the control of Rogers and Shaw. These are described below.

Shareholder approval
The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction requires the approval of Shaw's shareholder at the Shaw Special Meeting to be held on May 20, 2021. Specifically, the Transaction requires that the Shaw shareholder resolution for the Transaction be approved by:
(a)not less than two-thirds of the votes cast by holders of Shaw's Class A Participating Shares, voting separately as a class, present in person or by proxy at the Shaw Special Meeting;
(b)not less than two-thirds of the votes cast by holders of Shaw's Class B Non-Voting Participating Shares, voting separately as a class, present in person or by proxy at the Shaw Special Meeting;
(c)a majority of the votes cast by holders of Shaw's Class A Participating Shares, voting separately as a class, present in person or by proxy at the Shaw Special Meeting, excluding for this purpose votes attached to Shaw's Class A Participating Shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (MI 61-101); and
(d)a majority of the votes cast by holders of Shaw's Class B Non-Voting Participating Shares, voting separately as a class, present in person or by proxy at the Shaw Special Meeting, excluding for this purpose votes attached to Shaw's Class B Non-Voting Participating Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101.
The Shaw Family Shareholders have irrevocably agreed to vote all of their Class A Participating Shares (representing approximately 79% of the outstanding Class A Participating Shares) and Class B Non-Voting Participating Shares (representing approximately 8% of the outstanding Class B Non-Voting Participating Shares) in favour of the Transaction, the votes of which are sufficient to obtain the approval required in (a) above. There can be no certainty, nor can we provide any assurance, that the other required shareholder approvals will be obtained. Copies of the arrangement agreement and voting support agreements are also available on the SEDAR profiles of Rogers and Shaw at www.sedar.com.

Key Regulatory Approvals and other conditions
To complete the Transaction, each of Rogers and Shaw must make certain filings with, and obtain certain consents and approvals from, various governmental and regulatory authorities, including the Competition Bureau, Innovation, Science and Economic Development (ISED) Canada, and the CRTC. In particular, Rogers and Shaw have not yet

Rogers Communications Inc.	25	First Quarter 2021

obtained the Key Regulatory Approvals, all of which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge, the Transaction or the transfer or deemed transfer of specific assets, including spectrum licences, or impose material conditions relating to the Transaction or any such transfer. If any one of the Key Regulatory Approvals is not obtained, or any applicable law or order is in effect which makes the consummation of the Transaction illegal, the Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by March 15, 2022 (subject to an extension of up to 90 days in certain circumstances), either Rogers or Shaw may terminate the arrangement agreement, in which case the Transaction will not be completed.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law is in effect that would make the consummation of the Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw (see "Costs and termination fee" below).

The completion of the Transaction is subject to a number of other conditions precedent, some of which are outside of the control of Rogers and Shaw, including the granting of the interim and final orders by the Alberta court, there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the arrangement agreement), and the satisfaction of certain other customary closing conditions.
There can be no certainty, nor can Rogers or Shaw provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.

Additionally, the potential for a federal election to be called before the Transaction closes could have an unpredictable impact on the timing and outcome of the regulatory review of the Transaction.

Termination of the arrangement agreement, costs, and termination fee
The Transaction may be terminated by Rogers or Shaw in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the arrangement agreement will not be terminated by us or Shaw prior to completion of the Transaction.

We must pay certain costs relating to the Transaction, such as legal, accounting, tax, and financing-related fees, even if the Transaction is not completed, which may be significant. In addition, if the Transaction is not completed for certain reasons, we may be required to pay a reverse termination fee of $1.2 billion to Shaw, the result of which could have a material adverse effect on our business, results of operations, financial position, and our ability to fund growth prospects and current operations.

If the Transaction is not completed or is delayed, our share price and future business and financial results could be negatively affected. Any non-completion or delay of the Transaction may also negatively impact the relationships we have with our employees (including a potential lack of focus on our business), suppliers, vendors, distributors, retailers, dealers, or customers, including that such groups could cease doing business with us or curtail their activities with us.

Financing and potential credit rating consequences
The arrangement agreement does not contain a financing condition. Although we have a binding commitment letter for a committed credit facility of up to $19 billion in order to finance the Transaction, the obligation of the lenders under the committed facility to provide the financing is subject to certain conditions, including, without limitation, the completion of credit documentation in respect of such commitment. In the event the Transaction cannot be completed due to a failure to obtain the financing required to close the Transaction, either because the conditions to the committed facility are not satisfied or other events arise which prevent us from consummating the debt financing, we may be unable to fund the consideration required to complete the Transaction, in which case we would be required to pay the reverse termination fee of $1.2 billion.

In addition to assuming approximately $6 billion of existing Shaw debt, we expect to issue up to $19 billion in new debt to finance the Transaction. As a result, we anticipate the combined company will have over $40 billion of consolidated debt upon closing. The increased level of debt could decrease our flexibility in responding to changing business and economic conditions, increase our interest expense, and potentially make it more difficult to obtain additional financing or refinance existing financing. The increase in our debt service obligations could adversely affect our results, financial condition, and our ability to fund growth prospects and could reduce our funds available for other business purposes.

Rogers Communications Inc.	26	First Quarter 2021

Additionally, as a result of the significant increase in outstanding debt, there is a risk that our credit ratings could be adversely affected, including the potential for a downgrade below investment-grade. A downgrade in our credit ratings could result in difficulty issuing debt in the future or higher borrowing costs and may otherwise affect our share price. If Shaw's existing senior notes are subject to a downgrade below investment grade constituting a "change of control trigger event" (as defined in Shaw's senior note indenture), Shaw would be required to offer to purchase its senior notes at 101% of their principal amount plus accrued interest following closing of the Transaction, potentially having an adverse impact on the combined company's financial condition.

Expected synergies and integration
Achieving the anticipated benefits of the Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Transaction may not be fully realized or they could take longer to realize than expected.

In addition to the day-to-day operations of Rogers, management will need to focus on the Transaction and all related activities, including integration. If completion of the Transaction is delayed, there could be adverse effects on our business, results of operations, or financial condition.

Shaw actions prior to closing
The arrangement agreement restricts Shaw from taking certain actions outside of the ordinary course of business while the Transaction is pending, including, among other things, certain acquisitions or dispositions of businesses and assets, entering into or amending certain contracts, repurchasing or issuing securities, making significant capital expenditures, and incurring indebtedness, in each case subject to certain exceptions. As a result of these restrictions, Shaw may not have the flexibility to appropriately respond to certain events, which may result in us recognizing lower-than-expected synergies once the Transaction closes.

Critical Accounting Policies and Estimates

See our 2020 Annual MD&A and our 2020 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2021
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2021. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark. There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instruments.
•Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant, and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.

Rogers Communications Inc.	27	First Quarter 2021

•IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

Transactions with related parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended March 31
(In millions of dollars)	2021	2020

Printing services	2	1

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2021 and 2020.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2020 Annual MD&A. COVID-19 has significantly affected our operating results this quarter in addition to the typical seasonal fluctuations in our business, most notably in our Wireless and Media businesses. The decline in customer travel due to global travel restrictions has resulted in lower roaming revenue. The effect of a condensed NHL season this quarter compared to the postponement of games in the prior year has resulted in increased revenue this quarter.

Estimation Uncertainty
Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, and the unpredictable and continuously changing impacts and related government responses, there is more than typical uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2020 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless blended average billings per user
(ABPU);
•Wireless blended average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	28	First Quarter 2021

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue (or service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
			basic and diluted weighted average shares outstanding.	Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt
add (deduct)
			current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.	Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	29	First Quarter 2021

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2021	2020

Net income	361	352
Add:
Income tax expense	128	117
Finance costs	218	220
Depreciation and amortization	638	639
EBITDA	1,345	1,328
Add (deduct):
Other expense (income)	1	(14)
Restructuring, acquisition and other	45	21

Adjusted EBITDA	1,391	1,335

Reconciliation of adjusted EBITDA margin

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020

Adjusted EBITDA	1,391	1,335
Divided by: total revenue	3,488	3,416

Adjusted EBITDA margin	39.9%	39.1%

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2021	2020

Net income	361	352
Add (deduct):
Restructuring, acquisition and other	45	21
Income tax impact of above items	(12)	(6)

Adjusted net income	394	367

Reconciliation of adjusted earnings per share

	Three months ended March 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2021	2020

Adjusted basic earnings per share:
Adjusted net income	394	367
Divided by:
Weighted average number of shares outstanding	505	505

Adjusted basic earnings per share	$0.78	$0.73

Adjusted diluted earnings per share:
Diluted adjusted net income	389	357
Divided by:
Diluted weighted average number of shares outstanding	506	506

Adjusted diluted earnings per share	$0.77	$0.71

Rogers Communications Inc.	30	First Quarter 2021

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2021	2020

Cash provided by operating activities	679	959
Add (deduct):
Capital expenditures	(484)	(593)
Interest on borrowings, net of capitalized interest	(188)	(187)
Interest paid	216	200
Restructuring, acquisition and other	45	21
Program rights amortization	(20)	(22)
Change in net operating assets and liabilities	187	132
Other adjustments	(41)	(48)

Free cash flow	394	462

Reconciliation of adjusted net debt and debt leverage ratio

	As at March 31	As at December 31
(In millions of dollars)	2021	2020

Current portion of long-term debt	943	1,450
Long-term debt	15,670	16,751
Deferred transaction costs and discounts	168	172
	16,781	18,373
Add (deduct):
Net debt derivative assets	(1,077)	(1,086)
Credit risk adjustment related to net debt derivative assets	(16)	(15)
Short-term borrowings	1,238	1,221
Current portion of lease liabilities	293	278
Lease liabilities	1,593	1,557
Cash and cash equivalents	(801)	(2,484)

Adjusted net debt	18,011	17,844

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2021	2020

Adjusted net debt	18,011	17,844
Divided by: trailing 12-month adjusted EBITDA	5,913	5,857

Debt leverage ratio	3.0	3.0

Rogers Communications Inc.	31	First Quarter 2021

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2021	2020				2019
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Wireless	2,074	2,291	2,228	1,934	2,077	2,493	2,324	2,244
Cable	1,020	1,019	988	966	973	987	994	997
Media	440	409	489	296	412	530	483	591
Corporate items and intercompany eliminations	(46)	(39)	(40)	(41)	(46)	(58)	(47)	(52)
Total revenue	3,488	3,680	3,665	3,155	3,416	3,952	3,754	3,780
Total service revenue [1]	3,021	3,023	3,086	2,797	3,049	3,244	3,233	3,345

Adjusted EBITDA [2]
Wireless	1,013	1,034	1,089	918	1,026	1,064	1,138	1,128
Cable	487	520	508	454	453	497	499	478
Media	(59)	82	89	(35)	(85)	22	130	72
Corporate items and intercompany eliminations	(50)	(46)	(48)	(43)	(59)	(53)	(55)	(43)
Adjusted EBITDA	1,391	1,590	1,638	1,294	1,335	1,530	1,712	1,635
Deduct (add):
Depreciation and amortization	638	666	663	650	639	638	627	614
Restructuring, acquisition and other	45	73	49	42	21	38	42	39
Finance costs	218	228	219	214	220	230	215	206
Other expense (income)	1	2	6	7	(14)	(12)	16	(1)
Net income before income tax expense	489	621	701	381	469	636	812	777
Income tax expense	128	172	189	102	117	168	219	186
Net income	361	449	512	279	352	468	593	591

Earnings per share:
Basic	$0.71	$0.89	$1.01	$0.55	$0.70	$0.92	$1.16	$1.15
Diluted	$0.70	$0.89	$1.01	$0.54	$0.68	$0.92	$1.14	$1.15

Net income	361	449	512	279	352	468	593	591
Add (deduct):
Restructuring, acquisition and other	45	73	49	42	21	38	42	39
Loss on repayment of long-term debt	—	—	—	—	—	19	—	—
Income tax impact of above items	(12)	(19)	(13)	(11)	(6)	(14)	(13)	(10)
Income tax adjustment, legislative tax change	—	(3)	—	—	—	—	—	(23)
Adjusted net income [2]	394	500	548	310	367	511	622	597

Adjusted earnings per share [2]:
Basic	$0.78	$0.99	$1.09	$0.61	$0.73	$1.00	$1.22	$1.17
Diluted	$0.77	$0.99	$1.08	$0.60	$0.71	$1.00	$1.19	$1.16

Capital expenditures	484	656	504	559	593	791	657	742
Cash provided by operating activities	679	947	986	1,429	959	1,166	1,305	1,057
Free cash flow [2]	394	568	868	468	462	497	767	609
1    As defined. See "Key Performance Indicators".
2     Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	32	First Quarter 2021

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Selected Statements of Income data measure:
Revenue	—	—	3,075	3,033	464	434	(51)	(51)	3,488	3,416
Net income (loss)	361	352	356	347	2	75	(358)	(422)	361	352

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2021	Dec. 31 2020	Mar. 31 2021	Dec. 31 2020	Mar. 31 2021	Dec. 31 2020	Mar. 31 2021	Dec. 31 2020	Mar. 31 2021	Dec. 31 2020
Selected Statements of Financial Position data measure:
Current assets	26,907	27,186	27,459	26,326	9,939	9,929	(58,936)	(56,512)	5,369	6,929
Non-current assets	31,767	31,184	24,742	24,835	3,657	3,650	(28,083)	(27,744)	32,083	31,925
Current liabilities	28,180	27,264	28,966	28,167	9,292	9,294	(60,562)	(58,139)	5,876	6,586
Non-current liabilities	17,634	18,740	4,965	5,080	166	152	(1,260)	(1,278)	21,505	22,694
1For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	33	First Quarter 2021

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction is subject to closing conditions, termination rights, and other risks and uncertainties including, without limitation, court, shareholder, and regulatory approvals;
•the benefits expected to result from the Transaction are subject to the successful and timely integration and consolidation of Shaw's operations, business and workforce; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others;
•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various

Rogers Communications Inc.	34	First Quarter 2021

conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2020 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	35	First Quarter 2021